July 28, 2006

Mr. Stuart J. Doshi
President
GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA 94111

      Re:	GeoPetro Resources Company
      	Registration Statement on Form S-1
      Filed June 30, 2006
      File No. 333-135485

Dear Mr. Doshi:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Many of our comments apply to disclosure that appears in more than one place. To eliminate the need for us to issue repetitive comments, please make corresponding changes to all affected disclosure throughout your document.

2. Provide current and updated disclosure with each amendment.
For
example, update the status of your intention to apply to have your common stock quoted on NASDAQ or AMEX. Also, provide updated accountants` consents with each amendment.

We will need the opportunity to review all new disclosure, including any additional proposed artwork or graphics. Similarly, we will need the opportunity to review all omitted disclosure and exhibits, such as the selling shareholders table and the legal opinion. To expedite the review process, please provide all this information and all these documents promptly. We may have additional comments.

3. Please remember to update the financial statements in your next amendment to the registration statement in accordance with Rule 3-12 of Regulation S-X.

4. We note your use of the word "development" throughout your document. However, note 1 of your financial statements states that you are "not a development stage enterprise." Please clarify and revise accordingly.

Cover Page

5. Please limit the cover page to the information required under Item
501 of Regulation S-K. For instance, the disclosure regarding your proposed trading symbol is not necessary.

Summary, page 1

6. Revise to provide a more balanced overview of your business. For example, you cite your corporate strategy and extensive management experience but do not mention the more significant challenges and material risks you face, including those relating to the substantial losses you have incurred since inception, the limited public market for your common shares, and the intense competition you face in your industry. Briefly discuss in this section the more significant risks that may impact your operations and future plans.

7. Please expand your first bullet under Corporate Strategy to explain in detail what "unrisked net present value" is and how you calculate it.

Risk Factors, page 5

General

8. Avoid generic conclusions that you make throughout your risk factor section. Instead, replace this language with specific disclosures of how your business and operations would be quantitatively and qualitatively affected by the risk. For instance, quantify any generally described amounts, such as "nominal" revenues and "substantial" acquisition and exploration costs.

9. Add a risk factor addressing that you are subject to the penny stock rules.

10. In a number of places in the risk factor section you use variations of the phrase "material adverse effect." Please revise to add disclosure describing and expressing the specific and immediate effects to the investors. Also, rather than indicating that you "cannot assure" a particular outcome, revise to state the risk plainly and directly.

11. All risk factors should be no longer than one or two short paragraphs. Identify the risk, include a cross-reference to more detailed disclosure elsewhere if appropriate, and eliminate all excess detail. Where you discuss multiple risks under one caption, break the discussion into separate factors and include appropriate captions for each, such as for the risk factor on the bottom of page
9.

Our business may be harmed by failures of third party operators on which we rely, page 7

12. We note that on page 48, C-G Bengara is entitled to a production share of approximately 26.7% of oil produced and 62.5% of all natural gas produced in the Bengara Block, thus reducing the amount of revenues you would recognize from it. To the extent this is a material risk, disclose its effects on the company in this risk factor or a separate risk factor.

We are subject to extensive government regulations...., page 10

13. Please revise to describe your current experience with any failure to comply with any such laws or regulations. Further, discuss the costs and specific effects of those regulations on your company.

Our industry is subject to extensive environmental regulation...., page 10

14. If material, inform us of your potential exposure to and the dollar amount of reserves established for exposure to environmental liabilities. We note that you may be unable to predict the ultimate cost of compliance or the extent of liability risks.

If we do not satisfy the work requirements of our PSCs. . . ., page
12

15. We note that you left an approximate $7.1 million shortfall in meeting your prior work commitments and are subject to current and future year work commitments of $400,000 in each of 2006 and 2007, as you disclose on page 50. Please expand your discussion of this risk factor to discuss this development and its impact on the company.

16. We note that you might lose all of your investment in the performance sharing contracts by not fulfilling your work requirements. Please disclose the specific impact this loss of investment will have on the company and its operations.



Use of Proceeds, page 16

17. Disclose your use of proceeds, if any, that you may receive from those selling shareholders who exercise their common share purchase warrants.

Management`s Discussion and Analysis of Financial Condition . . ., page 20

Liquidity and Capital Resources, page 26

18. We note that your promissory note holders also received warrants to purchase shares of your common stock at specified prices.
Please
disclose when they are exercisable.

19. We note a portion of your proceeds from your equity financings during the first quarter of 2006 is classified as "deposit in trust".
Please expand your disclosure to explain why the cash is held in trust and any restrictions on your use of such cash. Similarly, expand your policy note for "Cash - Deposit in Trust" on page F-11 to explain why the cash is held in trust.

20. We note on page F-3 that your balance of trade payables increased substantially from $1.9 million at December 31, 2005 to $5.1 million at March 31, 2006. Expand your liquidity discussion to explain the underlying reasons for the increase in your trade payables.

Contractual Obligations, page 29

21. You disclose that you plan to farm out a portion of your interest in the Bengara II PSC to third parties so that the work program commitments, or a portion thereof, will be borne by such third parties. Please discuss how the company would proceed if it were unable to completely farm-out its interest. We note that if you do not satisfy the work expenditure commitments, you may be compelled to relinquish your interest in the contract area. Discuss the impact of this on your business.

22. We note you have $13 million in commitments to your three well drilling program for 2006. It is not clear to us whether this commitment is discretionary or not. Expand your disclosure to explain how you expect to fund the $13 million planned expenditures.

Business, page 34

Overseas Regulations, page 37

23. Quantify the number of properties in which you have farmed out an interest to third parties. Discuss the impact of this on your business from a financial point of view.

Permits, Trademarks, Licenses, Franchises and Concessions Held,
page
39

24. Please disclose the duration and effect of all permits and licenses held.

Customers, page 39

25. We note your discussion that substantially all of your revenues to date have been derived from sales by MGP to two customers. Please disclose the name of any other customers that account for in excess of 10% of your revenues. Please disclose in a risk factor the risks associated with the loss of any such customer(s).

Properties, page 40

26. Please disclose the company`s opinion as to whether the company`s property is adequately insured.

Indonesia, page 46

Terms of Participation in the Bengara Block, page 48

27. We note that you discuss C-G Bengara production share of oil and gas produced and GeoPetro`s share of C-G Bengara`s production share.
Please provide the net production share your company will receive in the end.

28. You state that you are party to a joint venture agreement with Continental and C-G Bengara. We note that a management committee comprising of GeoPetro and Continental will manage this joint venture. Please disclose the number of members to that committee and how many are represented by each company.

Management, page 57

29. Provide us with support for your statement that Mr. Doshi was responsible for $1 billion of annual revenue at Natomas.
Alternatively, delete this assertion.

30. Pursuant to Item 401(a) of Regulation S-K, provide Mr. Creel`s term of office as director.

31. Please disclose Mr. Cunningham`s term of office as a director with GeoPetro.

Employment Agreements, page 64

32. Clarify whether Mr. Doshi`s shares are immediately exercisable.



Selling Shareholders, page 69

33. Disclose whether any selling shareholder is a registered broker-dealer or affiliate of a registered broker-dealer. If a registered broker-dealer, please identify the selling shareholder as an underwriter unless the securities you are registering on its behalf compensated the shareholder for investment banking services. If any selling shareholder is an affiliate of a registered broker-dealer, please disclose that the shareholder purchased the securities you are registering on its behalf in the ordinary course of business, and that at the time of the purchase of the securities to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any party to distribute the securities. Otherwise, identify the selling shareholder as an underwriter. We may have additional comments.

34. Please disclose the natural persons who exercise voting and/or dispositive powers with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

35. Please describe any material relationship between the company and any of the other shareholders. Refer to Item 507 of Regulation S-K.

Plan of Distribution, page 71

36. We note that the selling shareholders may engage in short sales of your common stock. Please see Corporation Finance Telephone
Interpretation A.65 in that regard.

Certain Relationships and Related Party Transactions, page 73

37. Clarify the amount of the payable to Mr. Doshi at June 30, 2001.

38. Disclose whether the transactions you describe were on terms at least as favorable to you as could have been obtained through arm`s length negotiations with unaffiliated third parties. Also, discuss how you intend to address future potential conflicts of interest, and state whether you have any policy regarding the terms of future transactions with your affiliates.

Consolidated Financial Statements, page F-1

Notes to the Consolidated Financial Statements, page F-9

39. We note on page 23 that you recorded compensation expense of $500,000 in connection with the purchase of stock from an officer and director. Please describe this repurchase of stock in detail in the footnotes to your consolidated financial statements.

Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-11

40. Expand your policy to specifically address how you recognize revenue related to the "MGP Agreement".

Summary of Oil and Gas Operations, page F-16

41. Tell us why you have a negative $2 million cost related to your oil and gas exploration in Indonesia for the year ended December
31,
2005.

Note 4.  Short and Long-Term Debt, page F-19

42. Please explain to us in detail how you accounted for the conversion of notes and cancellation of common stock warrants that took effect on March 22, 2004. In your response, tell us where the
539,000 warrants issued to the noteholders was recorded, the value ascribed to the warrants, and how your determined the value. Further, tell us the fair market value of your common stock as of March 22, 2004, and describe how you determined that value.

Note 8.  Common Stock Options, page F-23

43. We note on page F-7 that you recorded stock compensation expense of $531,729 in 2004, which appears to contradict with your disclosure on page F-24 that no stock-based compensation was recognized for the year ended December 31, 2004. Please clarify your disclosure to remove the apparent contradiction.

Part II

Indemnification of Directors and Officers, page II-1

44. Pursuant to Item 702, disclose any statutes that indemnify a controlling person, director or officer.

Recent Sales of Unregistered Securities, page II-2

45. Provide the specific dates of each sale of unregistered security, the price per share and how that price was determined. Disclose also the factual and legal basis for relying on Section 4(2) of the Securities Act.




Exhibits, page II-5

46. Exhibit 10.12 is labeled as "David Creel Employment Agreement, Dated June 15, 2000"; however, the document provided is the April
28,
1998 agreement.  Please revise your label accordingly.

47. Pursuant to instruction 10(iii)(A) of Item 601 of Regulation
S-K,
please provide as exhibits any written documentation of the notes payable to Mr. Doshi.

Engineering Comments

General

48. Please revise the document to remove the technical language and industry jargon throughout the document. Where you deem this language essential to the filing, provide a cross-reference to a full definition in the glossary.

Risk Factors, page 5

If we do not satisfy the work requirements of our PSC`s and
exploration permits.....page 12

49. Please expand this risk factor to include the fact that to date you have not fulfilled the minimum work requirements and have only met $2,100,000 of the $9,200,000 required expenditures for your Indonesian PSC and, therefore, may be compelled to relinquish your interest resulting in an impairment expense equal to the costs capitalized in connection with the contract area.

Management`s Discussion and Analysis of Financial Condition and
Results of
Operations, page 20

Industry Overview of the Year Ended December 31, 2005

50. Please reconcile in the document the Gas Daily December 31,
2005
natural gas price of $7.80 prevailing in the locale of your Madisonville Project with the average price of $4.01 per Mcf that you received in 2005 for gas sold from the Madisonville Project referenced in your Comparison of Results of Operations for the 12 Months ended December 2005 and 2004.

Business, page 34

Technology, page 38

51. We believe further clarification regarding the use of seismic technology is appropriate. Expand you disclosure to set forth that:
* you may not recognize significant geological features due to errors in interpretation, processing limitations, the presence of certain geological environments that are out of your control or other factors; and
* seismic generally becomes less reliable with increasing depth of the geological horizon; and
* the use of this technology may increases finding costs over that if it is not used.

Principal Products, page 38

52. You state that you receive a gas price based on the Houston
Ship
Channel price index less certain adjustments for the quality of the gas delivered. Please revise your document to quantify the adjustments for the quality of the gas you deliver.

Properties, page 40

Texas, page 40

53. You state that the natural gas at Madisonville contains 28% impurities. Please disclose in the filing if there are additional impurities besides the poisonous hydrogen sulfide gas. Disclose how this level of impurities may affect your operating costs, price received and operations in general. Also tell us if you reduced the reserve estimates by this level of impurities.

54. You state that you have committed to a three-well drilling program at Madisonville including one well to the Smackover formation at an approximate depth of 18,000 feet. Please revise your document to include an estimated cost to drill this well.

55. Tell us if you have attributed proved reserves to the three wells you have committed to drill at Madisonville.

56. You state that you are subject to a 12.5% net profits interest before payout and a 30% after payout. Please tell us if you reduced your reported reserves and production by the effective net profits interest.

California, page 45

Lokern Project, page 45

57. Please expand your disclosure to indicate if the Machii-Ross
Ackerman well is in the Lokern project area or close to the project area. Please include the production history of this well, such as cumulative production to date, the current production rate and who drilled it and currently operates it.

Natural Gas Reserves, page 52

58. We note your disclosure in your Canadian Annual Information Form under Interests of Experts where you disclose that Sproule Associates, as a group, beneficially owned a portion of your securities as of the date of the Sproule Report. It appears that, under Item 509 of Rule S-K similar disclosure is required in your U.S. filings. In addition, please disclose the amount of the Sproule ownership and tell us why you feel it is still appropriate to describe your relationship with Sproule Associates as independent, given the Society Petroleum Engineers` guidance found under Auditing
Standards for Reserves.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Ryan Milne at (202) 551-3688 or, in his absence,
April Sifford, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact James Murphy, Petroleum Engineer, at (202) 551-3703 if you have questions regarding comments on the engineering matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,


							H. Roger Schwall
							Assistant Director

cc:	R. Milne
	A. Sifford
      J. Wynn
      T. Richter
      J. Murphy

      via facsimile
      Adam P. Siegman
      Greene Radovsky Maloney Share & Hennigh L.L.P.
            (415) 777-4961

Mr. Stuart J. Doshi
GeoPetro Resources Company
July 28, 2006
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010